UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZORAN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

98975F101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Levy Gerzberg, Ph.D.
President and Chief Executive Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086
(408) 523-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Horace L. Nash, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$785,253	$24.11

*                    Calculated solely for purposes of determining the filing fee.  This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 204,556 shares of the common stock of Zoran Corporation will be amended pursuant to this offer, which may not occur.

**             The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒             Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                                                $24.11

Form or Registration No.:                                                                               005-47739

Filing party:                                                                                                                                                     Zoran Corporation

Date filed:                                                                                                                                                               June 1, 2007

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐              third party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Introductory Statement

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Zoran Corporation (“Zoran”) with the Securities and Exchange Commission (the “SEC”) on June 1, 2007, is the final amendment relating to the offer by Zoran to amend certain outstanding options. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the Offer to Amend Eligible Options (the “Offer”). Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

ITEM 4. TERMS OF THE TRANSACTION.

(a)      Material Terms.  Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 11:59 p.m., Pacific Time, on July 2, 2007. Pursuant to the Offer, Zoran has amended outstanding Eligible Options covering approximately 204,556 shares of Zoran common stock to increase the exercise price of each such option to the fair market value per share of Zoran common stock on the remeasured grant date of that option. In addition, the participants whose Eligible Options have been so amended are now eligible for cash bonuses in the aggregate amount of $423,411.01 to compensate them for the higher exercise prices per share in effect for their amended options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: July 3, 2007

ZORAN CORPORATION

By:	/s/ Karl Schneider
Karl Schneider
Senior Vice President, Financing and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options dated June 1, 2007.*
99.(a)(1)(B)	Form of Election Form.*
99.(a)(1)(C)	Form of Email: Election Confirmation Statement (Pre-Expiration Time).*
99.(a)(1)(D)	Form of Email Regarding Failure to Make an Election.*
99.(a)(1)(E)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time).*
99.(a)(1)(F)	Form of Stock Option Amendment and Cash Bonus Agreement.*
99.(a)(1)(G)	E-mail of Announcement of Tender Offer dated June 1, 2007.*
99.(a)(1)(H)	PowerPoint Employee Presentation Materials.*
99.(b)	Not applicable.
99.(d)(1)(A)	Zoran Corporation 2000 Nonstatutory Option Plan (incorporated by reference to Exhibit 10.39 filed with Zoran’s Annual Report on Form 10-K on March 31, 2003 (Commission File No. 000-27246)).
99.(d)(1)(B)

Oak Technology, Inc. 2002 Stock Option Plan for the Teralogic Group (incorporated by reference to Exhibit 99.1 filed with Oak Technology, Inc.’s Registration Statement on Form S-8 on November 25, 2002 (Commission File No. 333-101454)).

99.(g)	Not applicable.
99.(h)	Not applicable.

*                    Previously filed.